UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                  FORM 6K

       REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d -16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 1998

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
                           (Name of Registrant)

        251 Saulteaux Crescent, Winnipeg, Manitoba Canada   R3J 3C7
                 (Address of principal executive offices)


1.   News Release April 15, 1998

2.   Material Change Report April 23, 1998









Indicate by check mark whether the Registrant files of will file annual reports under cover of Form 20-F of Form 40-F.
                         Form 20-F   X       Form 40-F ___

Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.          Yes ___   No _X


                                 SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1943 , the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

National Healthcare Manufacturing Corporation -- SEC No. 0-27998
                               (Registrant)

Date: April 23, 1998                    By:/s/ M. Seyed Torabian
                                             M. Seyed Torabian,
                                             Vice President/Director

                                    National Healthcare Manufacturing Corp.
                                                  (NASDAQ:NHMCF / VSE:NHM)

                                        Internet:www.nationalhealthcare.com
                                                  Contact: Alex P. Tsakumis
FOR IMMEDIATE RELEASE                        (800)883-8841 / (604)689-8581


                  NATIONAL HEALTHCARE MANUFACTURING CORP.
                    ACQUIRES BUDVA INTERNATIONAL L.L.C.

April 15, 1998 - National Healthcare Manufacturing Corporation (NHMC) is pleased to announce that it has acquired 100% of privately held Budva International L.L.C. (Budva) of Lenexa, Kansas. The Company has paid US$1.085 million by the assumption of bank debt and outstanding loans, plus three times the net annualized earnings which are to be paid in NHMC's Class A common shares issued at the average closing price for the five trading days preceding the 12 months from the closing date. Completion of this acquisition is subject to regulatory approvals.

For the past six years Budva has been a leading manufacturer and provider of disposable plastic products to the healthcare industry. Along with the existing product offering of specimen collection containers, medicine and denture cups and specialty products including sterile OR specimen collections and sterile mid-stream collection kits, NHMC will expand the existing 26 product lines to offer other plastic products for all three major areas of healthcare. The Company intends to move all 13 injection molding presses of this operation to its Antioch facility, located outside of Chicago, to complement its existing plastic fusion molding operations.

Mac Shahsavar, President & CEO stated, This vertical acquisition enables NHMC to fully manufacture the majority of the products it uses within its primary business of kits & trays manufacturing. The addition of the plastic manufacturing combined with our existing capabilities to manufacture solution and cellulose based paper products places NHMC in a very unique position to control its overall costs and profitability. In addition, Budva's existing sales and marketing network within the acute care, physician offices and alternate healthcare including home healthcare and nursing homes will create an opportunity for exposure of NHMC's entire product line.

NHMC owns and operates the worlds first and only automated robotic production facility capable of assembling and packaging various kits and trays for medical and surgical procedures. Use of this proprietary technology enables NHMC to produce these medical devices efficiently, cost effectively, quickly and accurately thus providing an edge over its competition who currently use manual labour. Through its wholly owned subsidiaries, NHMC manufactures and distributes personal care and anti-microbial products to health care and home care institutions. NHMC also through its United States subsidiary, National Healthcare Logistics, provides state of the art supply chain management to integrated hospital systems.

On Behalf of the Board,

/s/M. Seyed Torabian

M. Seyed Torabian, P.Eng.
Executive Vice President

Neither NASDAQ nor the VSE  have reviewed or accept responsibility for the accuracy of this release.

April 23, 1998


B.C. Securities Commission
1100 - 865 Hornby Street
Vancouver, B.C.
V7Z 2H4

ATTN: Statutory Filing

RE: Material Change Report

Dear Sir/Madam,

Following   please  find  National Healthcare  Manufacturing  Corporation's
Material Change Report/Form 27 dated April 23, 1998.

Should you have any questions or need more information, please contact me at (604) 689-8581.

Sincerely,

/s/Seyed Torabian

Seyed Torabian, P.Eng.
Executive Vice-President


copy:VSE Listings Dept.
     Manitoba Securities Commission
     U.S. Securities & Exchange Commission
     NASDAQ
     Standard & Poor's
     Maitland & Company

                                  FORM 27

                     SECURITIES ACT (BRITISH COLUMBIA)

        MATERIAL CHANGE REPORT UNDER SECTION 67 (1) (B) OF THE ACT



Item 1.        Reporting Issuer

          National Healthcare Manufacturing Corporation
          251 Saulteaux Crescent
          Winnipeg, Manitoba
          R3J 3C7

Item 2.        Date of Material Change

          April 15, 1998

Item 3.        Press Release

          News release and notice of dissemination were issued to the Vancouver Stock Exchange on April 15, 1998 and disseminated via Canadian Corporate News, Market News Publishing and Vancouver Stockwatch.

Item 4.        Summary of Material Change

          The Issuer announces that it has acquired 100% of privately held Budva International L.L.C. of Lenexa, Kansas.

Item 5.        Full Description of Material Change

          Please refer to the attached News Release of the Issuer dated April 15, 1998.


Item 6.        Reliance in Section 67(2) of the Act

          If the report is being filed on a confidential basis in reliance on Section 67(2) of the Act, state the reason for such reliance.

          N/A

Item 7.        Omitted Information

          N/A

Item 8.        Senior Officer

          M. Seyed Torabian, the Executive Vice-President and Director of the Issuer, is knowledgeable about the material change and this report and may be contacted at (604) 689 - 8581 for further information.


Item 9.        Statement of Senior Officer

          The foregoing accurately discloses the material change referred to herein.


Dated at Vancouver, British Columbia, this 23rd day of April, 1998.


National Healthcare Manufacturing Corporation


Per: /s/Seyed Torabian
     Seyed Torabian, P.Eng.
     Executive Vice-President/Director

                                   National Healthcare Manufacturing Corp.
                                                  (NASDAQ:NHMCF / VSE:NHM)

                                        Internet:www.nationalhealthcare.com
Contact: Alex P. Tsakumis
FOR IMMEDIATE RELEASE                         (800)883-8841 / (604)689-8581


                  NATIONAL HEALTHCARE MANUFACTURING CORP.
                    ACQUIRES BUDVA INTERNATIONAL L.L.C.

April 15, 1998 - National Healthcare Manufacturing Corporation (NHMC) is pleased to announce that it has acquired 100% of privately held Budva International L.L.C. (Budva) of Lenexa, Kansas. The Company has paid US$1.085 million by the assumption of bank debt and outstanding loans, plus three times the net annualized earnings which are to be paid in NHMC's Class A common shares issued at the average closing price for the five trading days preceding the 12 months from the closing date. Completion of this acquisition is subject to regulatory approvals.

For the past six years Budva has been a leading manufacturer and provider of disposable plastic products to the healthcare industry. Along with the existing product offering of specimen collection containers, medicine and denture cups and specialty products including sterile OR specimen collections and sterile mid-stream collection kits, NHMC will expand the existing 26 product lines to offer other plastic products for all three major areas of healthcare. The Company intends to move all 13 injection molding presses of this operation to its Antioch facility, located outside of Chicago, to complement its existing plastic fusion molding operations.

Mac Shahsavar, President & CEO stated, This vertical acquisition enables NHMC to fully manufacture the majority of the products it uses within its primary business of kits & trays manufacturing. The addition of the plastic manufacturing combined with our existing capabilities to manufacture solution and cellulose based paper products places NHMC in a very unique position to control its overall costs and profitability. In addition, Budva's existing sales and marketing network within the acute care, physician offices and alternate healthcare including home healthcare and nursing homes will create an opportunity for exposure of NHMC's entire product line.

NHMC owns and operates the worlds first and only automated robotic production facility capable of assembling and packaging various kits and trays for medical and surgical procedures. Use of this proprietary technology enables NHMC to produce these medical devices efficiently, cost effectively, quickly and accurately thus providing an edge over its competition who currently use manual labour. Through its wholly owned subsidiaries, NHMC manufactures and distributes personal care and anti-microbial products to health care and home care institutions. NHMC also through its United States subsidiary, National Healthcare Logistics, provides state of the art supply chain management to integrated hospital systems.

On Behalf of the Board,

/s/Seyed Torabian

M. Seyed Torabian, P.Eng.
Executive Vice President

Neither NASDAQ nor the VSE  have reviewed or accept responsibility for the accuracy of this release.